Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

YD BIO LIMITED

Unaudited Interim Financial Statements	Page
Condensed Consolidated Balance Sheet as of June 30, 2025 (Unaudited) and December 31, 2024	1
Condensed Consolidated Statement of Operations (Unaudited) for the Six Months ended June 30, 2025 and for the period from February 6, 2024 (inception) through June 30, 2024	2
Condensed Consolidated Statement of Changes in Stockholder’s Equity (Unaudited) for the Six Months ended June 30, 2025 and for the period from February 6, 2024 (inception) through June 30, 2024	3
Condensed Consolidated Statement of Cash Flows (Unaudited) for the Six Months ended June 30, 2025 and for the period from February 6, 2024 (inception) through June 30, 2024	4
Notes to Condensed Consolidated Financial Statements (Unaudited)	5

i

YD BIO LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET

	June 30, 2025 (Unaudited)	December 31, 2024

LIABILITIES AND SHAREHOLDER’S DEFICIT
Due to related party	$67,680	$66,441
Total liabilities	67,680	66,441
Shareholder’s deficit:
Ordinary Shares, $0.0001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding
Additional paid-in capital
Accumulated deficit	(67,680)	(66,441)
Total shareholder’s deficit	(67,680)	(66,441)
Total liabilities and shareholder’s deficit	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIO LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2025 (Unaudited)	For the period from February 6, 2024 (inception) through June 30, 2024
Operating expenses
General and administrative expenses	$1,239	$—
Total operating expenses	(1,239)	—
Income tax expense	—	—
Net loss	$(1,239)	$—

Weighted average number of shares outstanding, basic and diluted	1,000	1,000
Basic and diluted net loss per ordinary share	$(1.24)	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIO LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

(UNAUDITED)

			Additional		Total
	Ordinary shares		paid-in	Accumulated	shareholder’s
	Shares	Amount	capital	deficit	deficit
Balance as of January 1, 2025	1,000	$0	$—	$(66,441)	$(66,441)
Net loss	—	—	—	(1,239)	(1,239)
Balance as of June 30, 2025	1,000	$0	$—	$(67,680)	$(67,680)

			Additional		Total
	Ordinary shares		paid-in	Accumulated	shareholder’s
	Shares	Amount	capital	deficit	deficit
Balance as of February 6, 2024 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares	1,000	0	—	—	0
Balance as of June 30, 2024	1,000	$0	$—	$—	$0

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIO LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30, 2025	For the period from February 6, 2024 (inception) through June 30, 2024
Cash Flows from Operating Activities:
Net loss	$(1,239)	$(0)
Adjustments to reconcile net loss to net cash used in operating activities:
Due to related party	1,239	0
Net cash provided by (used in) operating activities	—	—
Net change in cash	—	—
Cash, beginning of the period	—	—
Cash, end of the period	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIO LIMITED
Notes to CONDENSED CONSOLIDATED Financial Statements

June 30, 2025

(UNAUDITED)

1. ORGANIZATION

YD Bio Limited (the “Company” or “Pubco”) was registered by way of continuation as a Cayman Islands exempted company limited by shares on November 14, 2024. The Company was originally incorporated in Delaware under the name True Velocity, Inc. on February 6, 2024, becoming a direct wholly owned subsidiary of Breeze Holdings Acquisition Corp., and changed its name to YD Bio Limited on November 18, 2024. The Company has not commenced any operations since its formation. The Company was re-domesticated solely for the purpose of completing the transactions contemplated by the Merger Agreement and Plan of Reorganization, dated September 24, 2024 (as may be further amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”).

The parties to the Merger Agreement include (i) Pubco, (ii) Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Breeze Merger Sub”), (iv) BH Biopharma Merger Sub Limited, a Cayman Islands exempted company (“Company Merger Sub” and with Breeze Merger Sub, collectively, the “Merger Subs”), and (v) YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”).

Pursuant to the terms of the Merger Agreement, Breeze Merger Sub merged with and into Breeze with Breeze surviving the merger as a wholly owned subsidiary of Pubco (the “Breeze Merger”), and Company Merger Sub merged with and into YD Biopharma, with YD Biopharma surviving such merger as a wholly owned subsidiary of Pubco (the “Company Merger” and together with the Breeze Merger, the “Mergers” and together with the other transactions and ancillary agreements contemplated by the Merger Agreement, the “Business Combination”).

On May 30, 2025, after approval by the boards of directors of all the parties to the Merger Agreement, the parties entered into an amendment to the Merger Agreement to increase the maximum size of the private investment in public equity (“PIPE”) financing from $15.0 million to $30.0 million.

Following the consummation of the transaction contemplated by the Merger Agreement, the Company is the surviving publicly traded entity and owns all of the equity interests of Breeze and YD Biopharma.

On August 28, 2025 (the “Closing Date”), the Company consummated the Business Combination with YD Biopharma and Breeze pursuant to the Merger Agreement. The consummation of the Business Combination involved the Breeze Merger, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Breeze Merger Sub ceased, with Breeze as the surviving corporation becoming a wholly owned subsidiary of the Company, and the Company Merger, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Company Merger Sub ceased, with YD Biopharma as the surviving corporation becoming a wholly owned subsidiary of the Company pursuant to the terms of the Merger Agreement and in accordance with the Companies Act. As a result of the Business Combination, the Company owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze.

As of June 30, 2025 and as of immediately prior to the effective time of business combination on August 28, 2025, the authorized share capital of the Company was US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, and 1,000 ordinary shares were issued.

At the effective time of business combination on August 28, 2025, the issued and outstanding ordinary shares of the Company, were cancelled and extinguished in accordance with the Merger Agreement.

On August 28, 2025, at the closing of the Business Combination, Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company, as stipulated in the Merger Agreement. This exchange reflects the conversion of Breeze’s public shares, sponsor shares, rights and other outstanding equity interests (net of any redemptions) into ordinary shares of the Company, contributing to the post-closing equity structure of the Company.

At the same time, pursuant to the Merger Agreement, the issued and outstanding shares of YD Biopharma were exchanged for ordinary shares of the Company with each YD Biopharma shareholder receiving its pro rata share of the Exchange Consideration. The “Exchange Consideration” was the number of newly issued Pubco ordinary shares equal to (a) a transaction value of $647,304,110 divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each YD Biopharma shareholder, a fraction expressed as a percentage equal to (i) the number of shares of common stock held by such YD Biopharma shareholder immediately prior to the closing, divided by (ii) the total number of issued and outstanding shares of common stock immediately prior to the closing. As a result, 64,730,411 ordinary shares of Pubco were issued to the former shareholders of YD Biopharma at closing.

In addition, on August 28, 2025, Pubco issued 1,650,000 ordinary shares to certain investors in connection with a PIPE Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

On August 28, 2025, at the closing of the Business Combination and in accordance with the Merger Agreement, Breeze’s outstanding warrants were exchanged for 16,925,000 Pubco warrants on a one-for-one basis, with the same exercise price and terms.

As of August 28, 2025, immediately following the completion of the Business Combination closing, there were 70,521,359 Pubco ordinary shares outstanding and 16,925,000 Pubco warrants outstanding.

2. GOING CONCERN

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the consolidated financial statements are issued.

The Company’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has not commenced any operations since its formation. The Company’s operating results for future periods are subject to numerous uncertainties, and it is uncertain if the Company will be able to generate net income for the foreseeable future. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to address this uncertainty through a Business Combination as discussed in Note 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The financial statement of the Company is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of Consolidation:

The financial statements include the financial statements of the Company and its subsidiaries, Breeze Merger Sub and Company Merger Sub.

Use of estimates:

The preparation of the condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Net Loss per Share:

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per share of ordinary shares is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net loss per ordinary share:

	Six Months Ended June 30, 2025	For the period from February 6, 2024 (inception) through June 30, 2024
Numerator:
Net loss	$(1,239)	$—
Denominator:
Weighted average of Ordinary Shares outstanding	1,000	1,000
Basic and diluted net loss per Ordinary Share	$(1.24)	$—

Recently Issued Accounting Standards

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements.

The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Group adopted ASU 2023-07 beginning January 1, 2024, for annual disclosure and adopted beginning January 1, 2025, for interim periods. The adoption did not have a material impact on its condensed consolidated financial statement.

On December 14, 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its condensed consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires a public entity to disclose additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. It is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. In January 2025, the FASB issued ASU 2025-01 to clarify that all public entities, including non-calendar year-end entities, should adopt the disclosure requirements of ASU 2024-03. The Company is currently evaluating the potential impact of ASU 2024-03 and ASU 2025-01 on its condensed consolidated financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the potential impact of ASU 2025-06 on its condensed consolidated financial statements and disclosures. In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of ASU 2025-05 on its condensed consolidated financial statements and disclosures. Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income (loss) and condensed consolidated statements of cash flows.

4. RELATED PARTY TRANSACTIONS

As of June 30, 2025, amount due to related party was as following:

Name	Amount	Relationship	Note
Breeze	$67,680	The Company is 100% owned and controlled operating subsidiary of Breeze	General and administrative expenses paid on behalf of Pubco. The amount has no fixed repayment terms and has no interest bearing.

 As of December 31, 2024, the amount due to related party was as following:

Name	Amount	Relationship	Note
Breeze	$66,441	The Company is 100% owned and controlled operating subsidiary of Breeze	General and administrative expenses paid on behalf of Pubco. The amount has no fixed repayment terms and has no interest bearing.

During the six months ended June 30, 2025, the Company had the following transactions with related party:

Name	Amount	Relationship	Note
Breeze	$1,239	The Company is 100% owned and controlled operating subsidiary of Breeze	Payment on behalf of Pubco by Breeze

During the six months ended June 30, 2024, the Company had the following transactions with related party:

Name	Amount	Relationship	Note
Breeze	$—	The Company is 100% owned and controlled operating subsidiary of Breeze	—

5. SEGMENT INFORMATION

Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures (ASU-2023-07), “Segment Reporting,” establishes standards for companies to report in their financial statements’ information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company is formed for the purpose of effecting a Business Combination. As of June 30, 2025, the Company had not commenced any operations. The Company will not generate operating revenue until after the completion of its initial Business Combination, at the earliest.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented.

When evaluating the Company’s primary measure of performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which include the following (unaudited):

	Six Months Ended June 30, 2025	For the period from February 6, 2024 (inception)through June 30, 2024
General and administrative expenses	$1,239	$—
Total operating expenses	(1,239)	—
Income tax expense	—	—
Net loss	$(1,239)	$—

Operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements, if any, to ensure costs are aligned with all agreements and budget.

6. SHAREHOLDER’S DEFICIT

Ordinary Shares — The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote per share owned on each matter properly submitted to the shareholders on which the holders of the ordinary shares are entitled to vote. The holders of ordinary shares shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets for funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions. As of June 30, 2025, there were 1,000 ordinary shares issued and outstanding.

On August 28, 2025 (the “Closing Date”), the Company consummated the Business Combination with YD Biopharma and Breeze pursuant to the Merger Agreement. The consummation of the Business Combination involved the Breeze Merger, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Breeze Merger Sub ceased, with Breeze as the surviving corporation becoming a wholly owned subsidiary of the Company, and the Company Merger, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Company Merger Sub ceased, with YD Biopharma as the surviving corporation becoming a wholly owned subsidiary of the Company pursuant to the terms of the Merger Agreement and in accordance with the Companies Act. As a result of the Business Combination, the Company owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze.

As previously disclosed in the Company’s Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on January 30, 2025 and declared effective on July 18, 2025 (File No. 333-283428) (the “Registration Statement”), the Company secured commitments of $13.2 million through the issuance of 1,650,000 ordinary shares at $8 per share in connection with a PIPE financing completed concurrently with the closing of the business combination between the Company, Breeze Holdings Acquisition Corp., and YD Biopharma Limited (the “Business Combination”) on August 28, 2025.

At the effective time of the Business Combination on August 28, 2025, the issued and outstanding shares of 1,000 ordinary shares of the Company at a par value US$0.0001 each, were cancelled and extinguished in accordance with the Merger Agreement.

On August 28, 2025, at the closing of the Business Combination, Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company, as stipulated in the Merger Agreement. This exchange reflects the conversion of Breeze’s public shares, sponsor shares, rights and other outstanding equity interests (net of any redemptions) into ordinary shares of the Company, contributing to the post-closing equity structure of Pubco.

At the same time, pursuant to the Merger Agreement, the issued and outstanding shares of YD Biopharma were exchanged for ordinary shares of the Company with each YD Biopharma shareholder receiving its pro rata share of the Exchange Consideration. The “Exchange Consideration” was the number of newly issued Pubco ordinary shares equal to (a) a transaction value of $647,304,110 divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each YD Biopharma shareholder, a fraction expressed as a percentage equal to (i) the number of shares of common stock held by such YD Biopharma shareholder immediately prior to the closing, divided by (ii) the total number of issued and outstanding shares of common stock immediately prior to the closing. As a result, 64,730,411 ordinary shares of Pubco were issued to the former shareholders of YD Biopharma at closing.

In addition, on August 28, 2025, Pubco issued 1,650,000 ordinary shares to certain investors in connection with a PIPE Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

On August 28, 2025, at the closing of the Business Combination and in accordance with the Merger Agreement, Breeze’s outstanding warrants were exchanged for 16,925,000 Pubco warrants on a one-for-one basis, with the same exercise price and terms.

As of August 28, 2025, immediately following the completion of the Business Combination closing, there were 70,521,359 Pubco ordinary shares outstanding and 16,925,000 Pubco warrants outstanding.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to September 29, 2025, the date that the interim financial statement was available to be issued. Based upon this review, other than disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On August 28, 2025 (the “Closing Date”), the Company consummated the Business Combination with YD Biopharma and Breeze pursuant to the Merger Agreement between the Company, YD Biopharma, Parent Merger Sub, and Company Merger Sub. The consummation of the Business Combination involved the merger of Breeze Merger Sub with and into Breeze (the “Breeze Merger,” and the time at which the Breeze Merger became effective, the “Breeze Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Breeze Merger Sub ceased, with Breeze as the surviving corporation becoming a wholly owned subsidiary of the Company, and the merger of Company Merger Sub with and into YD Biopharma (the “Company Merger,” and the time at which the Company Merger became effective, the “Company Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Company Merger Sub ceased, with YD Biopharma as the surviving corporation becoming a wholly owned subsidiary of the Company pursuant to the terms of the Merger Agreement and in accordance with the Companies Act. As a result of the Business Combination, the Company owns 100% of the outstanding ordinary shares of YD Biopharma and 100% of the outstanding shares, warrants, and rights of Breeze.

At the effective time of business combination on August 28, 2025, the issued and outstanding ordinary shares of the Company, were cancelled and extinguished in accordance with the Merger Agreement.

On August 28, 2025, at the closing of the Business Combination, Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company, as stipulated in the Merger Agreement. This exchange reflects the conversion of Breeze’s public shares, sponsor shares, rights and other outstanding equity interests (net of any redemptions) into ordinary shares of the Company, contributing to the post-closing equity structure of the Company.

At the same time, pursuant to the Merger Agreement, the issued and outstanding shares of YD Biopharma were exchanged for ordinary shares of the Company with each YD Biopharma shareholder receiving its pro rata share of the Exchange Consideration. The “Exchange Consideration” was the number of newly issued Pubco ordinary shares equal to (a) a transaction value of $647,304,110 divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each YD Biopharma shareholder, a fraction expressed as a percentage equal to (i) the number of shares of common stock held by such YD Biopharma shareholder immediately prior to the closing, divided by (ii) the total number of issued and outstanding shares of common stock immediately prior to the closing. As a result, 64,730,411 ordinary shares of Pubco were issued to the former shareholders of YD Biopharma at closing.

In addition, on August 28, 2025, Pubco issued 1,650,000 ordinary shares to certain investors in connection with a PIPE Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

On August 28, 2025, at the closing of the Business Combination and in accordance with the Merger Agreement, Breeze’s outstanding warrants were exchanged for 16,925,000 Pubco warrants on a one-for-one basis, with the same exercise price and terms.

As of August 28, 2025 immediately following the completion of the Business Combination closing, there were 70,521,359 Pubco ordinary shares outstanding and 16,925,000 Pubco warrants outstanding.